UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Zogenix, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share (“Common Stock”)

(Title of class of securities)

CUSIP No. 98978L105

(CUSIP number)

December 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98978L105
(1)	Names of reporting persons. Chicago Growth Partners II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,962,327 (See Item 4)
(6) Shared voting power
(7) Sole dispositive power
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 2,962,327 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 8.8%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 98978L105
(1)	Names of reporting persons. Chicago Growth Management II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,962,327 (See Item 4)
(6) Shared voting power
(7) Sole dispositive power
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 2,962,327 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 8.8%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 98978L105
(1)	Names of reporting persons. Chicago Growth Management II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,962,327 (See Item 4)
(6) Shared voting power
(7) Sole dispositive power
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 2,962,327 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 8.8%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

Item 1	(a).	Name of Issuer:

Zogenix, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

12671 High Bluff Drive Suite 200 San Diego, CA 92130

Item 2	(a).	Name of Persons Filing:

This statement is filed jointly by each of the following Persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(1) Chicago Growth Partners II, LP, a Delaware limited partnership (the “Fund”), by virtue of its direct beneficial ownership of Common Stock,

(2) Chicago Growth Management II, LP, a Delaware limited partnership (“CGMIILP”), by virtue of its being the general partner of the Fund, and

(3) Chicago Growth Management II, LLC, a Delaware limited liability company (“CGMIILLC”), by virtue of its being the general partner of the general partner of the Fund each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into an Agreement Related to the Joint Filing of Schedule 13G, dated February 10, 2011, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person. The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Robert D. Blank, David G. Chandler, Robert Healy, Arda Minocherhomjee and Timothy M. Murray are the sole members of a limited partner committee of CGMIILP that has the power, acting by majority vote, to vote or dispose of the shares directly held by the Fund. No individual has sole power to vote, direct the vote, dispose or direct the disposition of the Common Stock. Each of Messrs. Blank, Chandler, Healy, Minocherhomjee and Murray, and each of the Reporting Persons, other than the Reporting Person referenced as the record owner above, hereby disclaims beneficial ownership of any shares except to the extent of his, or its, pecuniary interest therein.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 303 W Madison Suite 2500, Chicago, Illinois 60606.

Item 2	(c).	Citizenship:

Each of the Fund and CGMIILP is a Delaware limited partnership. CGMIILLC is a Delaware limited liability company.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2	(e).	CUSIP No.:

98978L105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership (as of December 31, 2010):

As of December 31, 2010, the Fund was the registered owner of 2,962,327 shares of Common Stock or approximately 8.8% of the total number of shares of Common Stock outstanding as of such date (based upon information provided by the Company). By virtue of the relationship among the Fund, CGMIILP and CGMIILLC described in Item 2(a), CGMIILP and CGMIILLC may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund. Each of CGMIILP and CGMIILLC disclaim beneficial ownership of the shares of Common Stock owned by the Fund. The filing of this statement by CGMIILP and CGMIILLC shall not be construed as an admission that they are, for the purpose of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of a Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

Chicago Growth Partners II, LP

	By:	Chicago Growth Management II, LP
		Its:	General Partner

	By:	Chicago Growth Management II, LLC
		Its:	General Partner

		By:	/s/ David G. Chandler
		Title:	Managing Director

Chicago Growth Management II, LP

	By:	Chicago Growth Management II, LLC
	Its:	General Partner

	By:	/s/ David G. Chandler
	Title:	Managing Director

Chicago Growth Management II, LLC

	By:	/s/ David G. Chandler
	Title:	Managing Director

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

Chicago Growth Partners II, LP, Chicago Growth Management II, LP and Chicago Growth Management II, LLC hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k) (1) (iii) under the Securities Exchange Act of 1934, as amended.

Date: February 10, 2011

Chicago Growth Partners II, LP

	By:	Chicago Growth Management II, LP
		Its:	General Partner

	By:	Chicago Growth Management II, LLC
		Its:	General Partner

		By:	/s/ David G. Chandler
		Title:	Managing Director

Chicago Growth Management II, LP

	By:	Chicago Growth Management II, LLC
	Its:	General Partner

	By:	/s/ David G. Chandler
	Title:	Managing Director

Chicago Growth Management II, LLC

	By:	/s/ David G. Chandler
	Title:	Managing Director